Exhibit 99.1

BRP INC.

NOTICE OF 2026 ANNUAL MEETING OF SHAREHOLDERS AND

NOTICE OF AVAILABILITY OF THE MATERIALS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the holders of subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”) of BRP Inc. (the “Company”) will be held at 11:00 a.m. (Eastern time) on May 28th, 2026, via live webcast, to consider and take action on the following matters:

(1)

to receive the audited annual consolidated financial statements of the Company for the fiscal year ended January 31, 2026, together with the notes thereto and the report issued by an independent registered public accounting firm (the “Report of Independent Registered Public Accounting Firm”) thereon (see page 19 of the attached management proxy circular dated April 22, 2026 (the “Circular”));

(2)	to elect the 12 directors named in the Circular who will serve until the next annual meeting of shareholders or until their successors are elected or appointed (see page 19 of the Circular);

(3)	to appoint the independent auditor of the Company (see page 33 of the Circular);

(4)	to adopt an advisory non-binding resolution on the Company’s approach to executive compensation, as more particularly described in the Circular (see page 35 of the Circular); and

(5)	to transact such other businesses as may properly be brought before the Meeting or any postponement or adjournment thereof.

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate in order to maximize shareholder attendance. As the Meeting is being held exclusively online, in-person attendance will not be available; shareholders may only attend via the live webcast or conference call as further described below. Registered shareholders and validly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetings.lumiconnect.com/400-802-611-699. Non-registered shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting only as guests. Guests will be able to listen to the Meeting but will not be able to vote or ask questions.

Registered shareholders and validly appointed proxyholders will also be entitled to submit questions to the Company in advance of the Meeting by e-mail at BRPAGA@brp.com, and during the Meeting through the platform available at https://meetings.lumiconnect.com/400-802-611-699, which questions will, subject to certain verifications by the Company, be addressed at the Meeting. Questions provided in advance by e-mail must be provided by no later than 11:00 a.m. (Eastern time) on May 26th, 2026, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and holidays).

Following the Meeting, the webcast of the Meeting will also be accessible on the Company’s website at www.brp.com until next year’s annual meeting of shareholders.

The Company is using the notice-and-access procedures permitted by Canadian securities laws for the delivery of the Circular, the audited annual consolidated financial statements of the Company for the fiscal year ended January 31, 2026, together with the notes thereto, the independent auditor’s report thereon and the related management’s discussion and analysis, and other related materials of the Meeting (the “Proxy Materials”) to both its registered and non-registered shareholders. Under the notice-and-access procedures, instead of receiving paper copies of the Proxy Materials, shareholders will receive a copy of this notice of 2026 annual meeting of shareholders and notice of availability of the materials (the “Notice of Meeting”) (which provides information on how to access copies of the Proxy Materials, how to request a paper copy of the Proxy Materials and details about the Meeting). The Notice of Meeting and voting instruction form or form of proxy have been sent to both registered and non-registered shareholders. Notice-and-access substantially reduces the Company’s printing and mailing costs and is more environmentally friendly as it reduces paper and energy consumption.

As a shareholder of the Company, it is very important that you read the Circular and other Proxy Materials carefully. The Circular, which may be accessed on the Company’s website at ir.brp.com and under its profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, contains important information with respect to voting your Shares and the matters to be dealt with at the Meeting. Also enclosed is a form of proxy for the Meeting. The audited annual consolidated financial statements of the Company for the fiscal year ended January 31, 2026, together with the notes thereto, the independent auditor’s report thereon and the related management’s discussion and analysis, may also be accessed on the Company’s website at ir.brp.com and under its profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

If you would like to receive a paper copy of the Proxy Materials by mail, you must make a request. Requesting a paper copy is free of charge. You have received, with this Notice of Meeting, a voting instruction form or a form of proxy on which a 15 digit or 16 digit control number is indicated. Shareholders with a 15 digit control number may call Computershare toll free at 1-866-962-0498 within North America or (514) 982-8716 outside North America to request a paper copy of the Proxy Materials. Shareholders with a 16 digit control number may call Broadridge Investor Communications Corporation (“Broadridge”) toll free at 1-877-907-7643 to request a paper copy of the Proxy Materials. In each case, shareholders will be asked to enter the control number indicated on the voting instruction form or form of proxy received to request a paper copy of the Proxy Materials.

To receive the Proxy Materials in advance of the voting deadline and Meeting date, requests for paper copies must be received by no later than May 14, 2026. If you do request a paper copy of the Proxy Materials, please note that another voting instruction form or form of proxy will not be sent; please retain the one received with this Notice of Meeting for voting purposes.

To obtain a paper copy of the Proxy Materials after the Meeting date, please contact our Investor Relations group: 450-532-6462.

The Company’s Board of Directors has fixed the close of business on April 16, 2026, as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof.

As a shareholder of the Company, it is very important that you vote your Shares. If you wish that a person other than the management nominees identified in the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Shares, including if you are a non-registered shareholder and wish to appoint yourself as proxyholder to participate and vote at the Meeting, you MUST first insert such person’s name in the blank space provided in the form of proxy or voting instruction form or complete another proper form of proxy, and, in either case, return the completed form of proxy by following the instructions described therein. After having submitted your form of proxy or voting instruction form identifying such proxyholder, you MUST also register such proxyholder by visiting www.computershare.com/BRP and providing Computershare Investor Services Inc. (“Computershare”) with your proxyholder’s contact information, so that Computershare may provide the proxyholder with a control number via e-mail. Failure to register the proxyholder by no later than 11:00 a.m. (Eastern time) on May 26th, 2026, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays), will result in the proxyholder not receiving a control number to participate in the Meeting. Without a control number, proxyholders will not be able to participate nor vote at the Meeting, but will be able to attend as guests. If you are a non-registered shareholder located in the United States and wish to be able to participate and vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary and submit such legal proxy to Computershare. For more details, please refer to section “General Information—Voting Information—Appointment of a Third Party as Proxy” of the Circular.

Proxies must be submitted to Computershare no later than 11:00 a.m. (Eastern time) on May 26th, 2026, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays). Non-registered shareholders should carefully follow the instructions of their intermediaries to ensure that their Shares are voted at the Meeting in accordance with such shareholder’s instructions.

Shareholders are invited to attend the Meeting remotely via live webcast at 11:00 a.m. (Eastern time) on May 28th, 2026, by following the instructions above.

If you have any questions regarding this Notice of Meeting, the notice-and-access procedures or the Meeting and you are a registered shareholder, please contact Computershare at 1-866-964-0492 (toll-free in North America) or at 1-514-982-8714 (outside North America) or online at www.investorcentre.com/service. If you are a non-registered shareholder, please contact Broadridge at 1-844-916-0609.

Dated at Valcourt, Québec, this 22nd day of April 2026.

By order of the Board of Directors,

Martin Langelier

Chief Legal Officer & Corporate Services